SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ALLOS THERAPEUTICS, INC.

(Name of Subject Company)

ALLOS THERAPEUTICS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

019777101

(CUSIP Number of Class of Securities)

Paul Berns

Chief Executive Officer

11080 CirclePoint Road, Suite 200

Westminster, CO 80020

(303) 426-6262

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter F. Kerman

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☒                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

COMPANY CONTACT

Spectrum Pharmaceuticals

Shiv Kapoor

Vice President, Strategic Planning & Investor Relations

702-835-6300

Allos Therapeutics

Monique Greer

Vice President, Corporate Communications & Investor Relations

720-540-5268

SPECTRUM PHARMACEUTICALS TO ACQUIRE ALLOS THERAPEUTICS:

ACQUISITION EXPECTED TO BE ACCRETIVE ON A CASH BASIS IN Q4 OF 2012

•                  Acquisition Further Diversifies Spectrum’s Product Revenues

•                  FOLOTYN® Net Sales Were Approximately $50 Million in 2011

•                  ZEVALIN® and FOLOTYN® are Targeted at the Same Physicians

•                  Synergies of $40 to $50 Million are Expected in 2013

HENDERSON, Nevada and WESTMINSTER, Colo. — April  05, 2012—Spectrum Pharmaceuticals (NASDAQ: SPPI) and Allos Therapeutics, Inc. (NASDAQ: ALTH) today announced that they have signed a definitive agreement under which Spectrum will acquire all of the outstanding shares of Allos for $1.82 per share in cash plus one Contingent Value Right (CVR).  This CVR entitles Allos stockholders to an additional payment of $0.11 per share in cash if certain European regulatory approval and commercialization milestones for FOLOTYN® are achieved.  The upfront portion of the transaction is valued at up to $206 million on a fully-diluted basis, and $108 million net of Allos’ cash balance at the end of 2011. The acquisition is expected to be accretive to Spectrum on a cash basis in the fourth quarter of 2012.

Allos markets FOLOTYN® (pralatrexate injection) which is a folate analogue metabolic inhibitor. In September 2009, the U.S. Food and Drug Administration (FDA) granted accelerated approval for FOLOTYN® for use as a single agent for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (PTCL).  FOLOTYN® generated more than $35 million in U.S. net sales in 2010 and $50 million in 2011.

“For Spectrum, this acquisition adds another diversified source of revenue, accelerates the development of our hematology franchise, and affirms our commitment to becoming a leader in the treatment of lymphoma,” said Rajesh C. Shrotriya, MD, Chairman, Chief Executive Officer and President of Spectrum Pharmaceuticals. “ZEVALIN® and FOLOTYN® are targeted to the same hematologists/oncologists for the treatment of different forms of lymphoma.  Thus, we are well positioned to immediately leverage the combined strengths of the two companies, while expanding the number of cancer patients that can benefit from our products. Because of our strong operating performance, cash reserves, fiscal discipline, and a revolving credit line, we do not need to issue any equity to close this transaction.”

Under the agreement, Spectrum will commence a tender offer to purchase all of the outstanding shares of Allos for $1.82 in cash plus one CVR. The CVR will entitle each Allos stockholder to an additional payment of $0.11 per share in cash if FOLOTYN obtains conditional approval for the treatment of patients with relapsed/refractory PTCL in Europe in 2012 and achieves its first reimbursable commercial sale in at least three major EU markets by December 31, 2013.  The CVR will not be publicly traded.

The transaction has been unanimously approved by the Boards of Directors of both companies.  Additionally, Warburg Pincus, Allos’ largest shareholder and the owner of approximately 24% of Allos’ outstanding shares, along with the directors and certain officers of Allos, have entered into tender and voting agreements pursuant to which such stockholders have agreed to tender all of their Allos shares into the tender offer and vote their shares in favor of the transaction.  The transaction is expected to close in the second quarter of 2012.  Spectrum currently intends to finance the acquisition with a combination of cash on hand and a revolving credit line from Bank of America, N.A.

“This transaction represents an excellent strategic and cultural fit that leverages two strong brands in the hematology/oncology market today with potential for future growth,” commented Paul L. Berns, President and Chief Executive Officer of Allos Therapeutics.  “Spectrum shares our commitment to patients and their healthcare providers, and we believe FOLOTYN® will be a welcomed addition to its commercial product offering and diversified portfolio of development-stage drugs.”

RBC Capital Markets, LLC is acting as Spectrum’s exclusive financial advisor, and Kirkland & Ellis LLP and Stradling Yocca Carlson & Rauth, P.C. are acting as legal counsel to Spectrum Pharmaceuticals. J.P. Morgan Securities LLC is acting as Allos’ financial advisor, and Latham & Watkins LLP is acting as legal counsel to Allos Therapeutics.

Conference Call

Thursday, April 5, 2012 @ 8:30 a.m. Eastern/5:30 a.m. Pacific

Domestic:                                       (877) 837-3910, Conference ID# 68595555

International:                     (973) 796-5077, Conference ID# 68595555

For interested individuals unable to join the call, a replay will be available from April 5, 2012 @ 11:30 a.m. ET/8:30 a.m. PT through April 19, 2012 until 11:59 p.m. ET/8:59 p.m. PT.

Domestic Replay Dial-In #:	(855) 859-2056, Conference ID# 68595555
International Replay Dial-In #:	(404) 537-3406, Conference ID# 68595555

This conference call will also be webcast. Listeners may access the webcast, which is available on the investor relations page of Spectrum Pharmaceuticals’ website: www.sppirx.com.

About Spectrum Pharmaceuticals, Inc.

Spectrum Pharmaceuticals, a biotechnology company with a primary focus in oncology and hematology, currently markets two oncology drugs, FUSILEV® and ZEVALIN®. In addition, Spectrum has two drugs, apaziquone and belinostat, in late stage development.  Spectrum also has a diversified pipeline of novel drug candidates.  Spectrum’s strategy is comprised of acquiring, developing and commercializing a broad and diverse pipeline of late-stage clinical and commercial drug products.  Spectrum has aggressive business development and commercial operation teams that support a robust drug development program encompassing clinical development, medical research, regulatory affairs, biostatistics and data management.  Spectrum also leverages the expertise of its worldwide partners to assist in the execution of its strategy.  For more information, please visit Spectrum’s website at www.sppirx.com.

About Allos Therapeutics, Inc.

Allos Therapeutics is a biopharmaceutical company committed to the development and commercialization of innovative anti-cancer therapeutics. Allos is currently focused on the development and commercialization of FOLOTYN® (pralatrexate injection), a folate analogue metabolic inhibitor. FOLOTYN is approved in the U.S. for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (PTCL). This indication is based on overall response rate. Clinical benefit such as improvement in progression free survival or overall survival has not been demonstrated. Allos is also developing FOLOTYN in other hematologic malignancies and solid tumors. Allos is headquartered in Westminster, Colorado.  For more information, please visit Allos’ website at www.allos.com.

About ZEVALIN® and the ZEVALIN Therapeutic Regimen

ZEVALIN (ibritumomab tiuxetan) injection for intravenous use, is indicated for the treatment of patients with relapsed or refractory, low-grade or follicular B-cell non-Hodgkin’s lymphoma (NHL). ZEVALIN is also indicated for the treatment of patients with previously untreated follicular non-Hodgkin’s Lymphoma who achieve a partial or complete response to first-line chemotherapy.

ZEVALIN is a CD20-directed radiotherapeutic antibody. The ZEVALIN therapeutic regimen consists of two components: rituximab, and Yttrium-90 (Y-90) radiolabeled ZEVALIN for therapy. ZEVALIN builds on the combined effect of a targeted biologic monoclonal antibody augmented with the therapeutic effects of a beta-emitting radioisotope.

Important ZEVALIN Safety Information

Deaths have occurred within 24 hours of rituximab infusion, an essential component of the ZEVALIN therapeutic regimen. These fatalities were associated with hypoxia, pulmonary infiltrates, acute respiratory distress syndrome, myocardial infarction, ventricular fibrillation, or cardiogenic shock. Most (80%) fatalities occurred with the first rituximab infusion. ZEVALIN administration can result in severe and prolonged cytopenias in most patients. Severe cutaneous and mucocutaneous reactions, some fatal, can occur with the ZEVALIN therapeutic regimen.

Please see full Prescribing Information, including BOXED WARNINGS, for ZEVALIN and rituximab. Full prescribing information for ZEVALIN can be found at www.ZEVALIN.com.

About FOLOTYN

FOLOTYN®, (pralatrexate injection), a folate analogue metabolic inhibitor, was discovered by Memorial Sloan-Kettering Cancer Center, SRI International and Southern Research Institute and developed by Allos Therapeutics. In September 2009, the U.S. Food and Drug Administration (FDA) granted accelerated approval for FOLOTYN for use as a single agent for the treatment of patients with relapsed or refractory PTCL. This indication is based on overall response rate. Clinical benefit such as improvement in progression-free survival or overall survival has not been demonstrated. FOLOTYN has been available to patients in the U.S. since October 2009. An updated analysis of data from PROPEL, the pivotal study of FOLOTYN in patients with relapsed or refractory PTCL, was published in the March 20, 2011 issue of the Journal of Clinical Oncology. FOLOTYN has patent protection through 2017, potentially through July 2022, assuming a five-year patent term extension through the Hatch-Waxman Act. Please see full Prescribing Information for FOLOTYN at www.FOLOTYN.com.

Important FOLOTYN Safety Information

Warnings and Precautions

FOLOTYN® may suppress bone marrow function, manifested by thrombocytopenia, neutropenia, and anemia. Monitor blood counts and omit or modify dose for hematologic toxicities.

Mucositis may occur. If greater-than or equal to Grade 2 mucositis is observed, omit or modify dose. Patients should be instructed to take folic acid and receive vitamin B12 to potentially reduce treatment-related hematological toxicity and mucositis.

Fatal dermatologic reactions may occur. Dermatologic reactions may be progressive and increase in severity with further treatment. Patients with dermatologic reactions should be monitored closely, and if severe, FOLOTYN® should be withheld or discontinued. Tumor lysis syndrome may occur. Monitor patients and treat if needed.

FOLOTYN® can cause fetal harm. Women should avoid becoming pregnant while being treated with FOLOTYN® and pregnant women should be informed of the potential harm to the fetus.

Use caution and monitor patients when administering FOLOTYN® to patients with moderate to severe renal function impairment.

Elevated liver function test abnormalities may occur and require monitoring. If liver function test abnormalities are greater-than or equal to Grade 3, omit or modify dose.

Adverse Reactions

The most common adverse reactions were mucositis (70%), thrombocytopenia (41%), nausea (40%), and fatigue (36%). The most common serious adverse events are pyrexia, mucositis, sepsis, febrile neutropenia, dehydration, dyspnea, and thrombocytopenia.

Use in Specific Patient Population

Nursing mothers should be advised to discontinue nursing or the drug, taking into consideration the importance of the drug to the mother.

Drug Interactions

Co-administration of drugs subject to renal clearance (e.g., probenecid, NSAIDs, and trimethoprim/sulfamethoxazole) may result in delayed renal clearance.

Please see FOLOTYN® Full Prescribing Information at www.FOLOTYN.com.

This press release may contain forward-looking statements regarding future events and the future performance of Spectrum Pharmaceuticals and Allos Therapeutics that involve risks and uncertainties that could cause actual results to differ materially. These statements are based on management’s current beliefs and expectations.  Such forward-looking statements include statements relating to the ability of the Spectrum Pharmaceuticals and Allos Therapeutics to complete the transactions contemplated by the Agreement and Plan of Merger dated as of April 4, 2012 (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and, if the transaction is completed, the success and strategic fit of the proposed combination of Spectrum Pharmaceuticals and Allos Therapeutics.  The forward-looking statements contained in this document are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements.  Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of Allos’ stockholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; and the risk that shareholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability.  The success and strategic fit of the combined entities will depend on Spectrum Pharmaceuticals’ and Allos Therapeutics’ ability to identify, acquire, develop and commercialize a broad and diverse pipeline of late-stage clinical and commercial products, and to leverage the expertise of partners and employees around the world to assist us in the execution of our combined strategy.

Additional risks that could cause actual results to differ include, with respect to Spectrum Pharmaceuticals, the possibility that existing and new drug candidates may not prove safe or effective, the possibility that our existing and new applications to the FDA or other regulatory agencies may not receive approval in a timely manner or at all, the possibility that existing and new drug candidates, if approved, may not be more effective, safer or more cost efficient than competing drugs, the possibility that efforts to acquire or in-license and develop additional drug candidates may fail, Spectrum Pharmaceuticals’ lack of sustained revenue history, Spectrum Pharmaceuticals’ limited marketing experience, Spectrum Pharmaceuticals’ dependence on third parties for clinical trials, manufacturing, distribution and quality control and other risks that are described in further detail in the Spectrum Pharmaceuticals’ reports filed with the Securities and Exchange Commission, and with respect to Allos Therapeutics, uncertainties pertaining to the business of Allos Therapeutics, including those set forth in Allos Therapeutics’ reports filed with the Securities and Exchange Commission.  Neither Spectrum Pharmaceuticals nor Allos Therapeutics plan to update any such forward-looking statements and expressly disclaim any duty to update the information contained in this press release except as required by law.

The tender offer described herein has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Spectrum Pharmaceuticals will cause its subsidiary, Sapphire Acquisition Sub, Inc., to file a tender offer statement on Schedule TO with the Securities and Exchange Commission. Investors and Allos stockholders are strongly advised, prior to making any decisions with respect to whether to tender their shares of Allos into the tender offer or, if necessary, vote their shares in favor of the adoption of the Merger Agreement, to read carefully the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9, and if applicable, a proxy statement regarding the merger, that will be filed by Allos with the Securities and Exchange Commission, and any amendments to the foregoing, because they will contain important information about the tender offer and the merger. These documents will be available at no charge on the Securities and Exchange Commission’s website at www.sec.gov. In addition, a copy of the tender offer statement will be made available free of charge to all stockholders of Allos who direct a request to Spectrum at www.sppirx.com, and a copy of the tender offer statement and the solicitation/recommendation statement will be made available free of charge to all stockholders of Allos at www.allos.com or by contacting Allos Therapeutics, Inc. at 11080 CirclePoint Road, Suite 200, Westminster, Colorado 80020 or via phone at (303) 426-6262.